UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

July 30, 2003

Date of Report (Date of earliest event reported)

Commission File Number: 000-27743



PAC-WEST TELECOMM, INC.
(Exact name of registrant as specified in its charter)

California   **68-0383568**
(State or other jurisdiction of   (I.R.S. Employer Identification No.)
incorporation or organization)

1776 W. March Lane, Suite 250   **95207**
Stockton, California   (Zip Code)
(Address of principal executive offices)

(209) 926-3300
(Registrant's telephone number, including area code)

Item 7. Financial Statements and Exhibits.

(c) Exhibits.

99.1   Press Release, dated as of July 30, 2003, entitled "Verizon California Files Lawsuit Against the California Public Utilities Commission and Pac-West Telecom".

Item 9. Regulation FD Disclosure.

On July 30, 2003, Pac-West Telecomm, Inc. issued a press release announcing that Verizon California has filed a lawsuit against the California Public Utilities Commission and Pac-West Telecom. Verizon's lawsuit seeks to overturn, in part, a May 2003 decision by CPUC approving an arbitrated interconnection agreement between Verizon and Pac-West, which was entered intoon June 2, 2003. Pac-West strongly disagrees with the allegations set forth in the lawsuit and intends to vigorously defend its interests. A copy of the press release is attached as Exhibit 99.1 to this Current Report and is incorporated herein by reference.

The information in this Current Report shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subjected to the liabilities of that Section. The information in this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

PAC-WEST TELECOMM, INC.
(Registrant)

Dated: July 30, 2003

By: /s/ H. Ravi Brar

H. Ravi Brar
Chief Financial Officer

INDEX TO EXHIBITS

99.1   Press Release, dated as of July 30, 2003, entitled "Verizon California Files Lawsuit Against the California Public Utilities Commission and Pac-West Telecom".